SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

____ 1 ____

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 1, 2004, announcing "Rostelecom Places Follow-On Order for ECtel`s Fraud Detection and Prevention Solution".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

____ 2 ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  November 2, 2004

____ 3 ____

Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued November 1, 2004

____ 4 ____

EXHIBIT 1

.

FOR IMMEDIATE RELEASE

Rostelecom Places Follow-On Order for

ECtel's Fraud Detection and Prevention Solution

Petah Tikva, Israel - November 1, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received a follow-on order for its Fraud Detection and Prevention solution - FraudView(TM) from Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator.

FraudView(TM) utilizes powerful detection engines and proprietary probes to identify, prioritize, and to take rules-based action for real-time fraud prevention. In addition, FraudView(TM) puts sophisticated tools at the operator's fingertips, allowing full correlation and analysis of current and historical traffic within a high-power GUI environment.

Eitan Naor, President and CEO of ECtel commented, "This follow-on order, in addition to the orders we recently received from telecom operators in Brazil, Mexico, Israel and Europe, further validates our fraud solution's unparalleled performance, its unique capabilities and its true economic benefits. We look forward to continue our cooperation with all these major telecom providers and to further provide them with our advanced state-of-the-art applications. "

Rostelecom's Spokesperson commented:" After realizing significant savings from the deployment of FraudView(TM) across our networks, we have decided to enhance our capability to counter fraud by extending the system's implementation.  We are confident that this will prove once again to be highly cost-effective and that it will deliver a fast ROI."

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

Contacts:

____ 5 ____

ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6112	Tel: +972-3-926-6113
Fax: +972-3-926-6103	Fax: +972-3-926-6103
Email: avig@ectel.com	Email: danith@ectel.com

____ 6 ____